Ventoux CCM Acquisition Corp.

1 East Putnam Avenue, Floor 4

Greenwich, CT 06830

August 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Matthew Derby and Joshua Shainess

RE:	Ventoux CCM Acquisition Corp.
Registration Statement on Form S-4
File No. 333-263516

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ventoux CCM Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 2:00 p.m., Eastern Time, on August 12, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Dentons US LLP, request by telephone that such Registration Statement be declared effective.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

●	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Lee (at 212-768-6926) of Dentons US LLP, outside counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Ed Scheetz
Ed Scheetz